UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 2, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

LexingtonPark Parent Corp.

File No. 333-160525 – CF#24061

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       LexingtonPark Parent Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on July 10, 2009, as amended.

       Based on representations by **LexingtonPark Parent Corp.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 99.14	through August 17, 2012
Exhibit 99.15	through August 17, 2012

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Karen J. Garnett
Assistant Director